Exhibit 99
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
March 31, 2006
(With Independent Accountants’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2006 and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2005 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 26, 2006, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2005, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, in our opinion, the financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in Note 1 to the non-consolidated financial statements, Chohung Bank merged Shinhan Bank with the merge ratio of 1:3.8678 on April 1, 2006 and the newly merged bank changed its name to Shinhan Bank. Additionally, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank was converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
As discussed in Note 12 to the non-consolidated financial statements, the Company recorded assets and interest income from related party transactions as of and for the three-month period ended March 31, 2006.
As discussed in Note 14(a) to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC“) to pay contingent consideration to the KDIC at the additional Earn Out Payment based on earnings of Chohung Bank in future periods. The contingent considerations were not included in the acquisition cost for the amount was not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
April 28, 2006
This report is effective as of April 28, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Assets

Cash and due from banks (note 3)	~~W~~	542,158	64,374	$555,547	65,964
Securities (notes 4 and 14)		10,898,023	10,882,359	11,167,151	11,151,100
Loans (notes 5 and 13)		1,381,371	1,476,630	1,415,485	1,513,096
Fixed assets (note 6)		2,089	2,290	2,140	2,347
Other assets (notes 7 and 13)		32,897	36,478	33,709	37,378

Total assets	~~W~~	12,856,538	12,462,131	$13,174,032	12,769,885

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 13)	~~W~~	233,313	156,098	$239,075	159,953
Debentures (notes 9 and 13)		2,055,656	2,126,043	2,106,421	2,178,546
Retirement and severance benefits (note 10)		543	552	556	566
Other liabilities (notes 11, 13 and 15)		1,076,093	42,421	1,102,667	43,468

Total liabilities		3,365,605	2,325,114	3,448,719	2,382,533

Stockholders’ equity:

Capital stock of W5,000 par value (note 15)

Common stock		1,796,037	1,796,037	1,840,390	1,840,390

Authorized — 1,000,000,000 shares
Issued and outstanding - 359,207,313 shares

Preferred stock		374,721	374,721	383,975	383,975

Issued and outstanding - 74,944,262 shares

Capital surplus		4,360,112	4,360,112	4,467,786	4,467,786
Retained earnings (note 16)		2,349,144	2,960,355	2,407,156	3,033,462
Capital adjustments (notes 4, 17 and 18)		610,919	645,792	626,006	661,739

Total stockholders’ equity		9,490,933	10,137,017	9,725,313	10,387,352

Commitments and contingencies (note 14)

Total liabilities and stockholders’ equity	~~W~~	12,856,538	12,462,131	$13,174,032	12,769,885

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
Quarters ended March 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Operating revenue:

Gain from equity method (notes 4 and 25)	~~W~~	495,902	399,178	$508,148	409,036
Interest income		20,749	24,566	21,261	25,173
Other		479	—	491	—

		517,130	423,744	529,900	434,209

Operating expense:

Loss from equity method (notes 4 and 25)		184	276	189	283
Interest expense		29,008	27,714	29,724	28,399
Fees and commission expense		83	44	85	45
General and administrative expense (note 19)		11,584	7,987	11,870	8,184

		40,859	36,021	41,868	36,911

Operating income		476,271	387,723	488,032	397,298

Non-operating income (expense), net		79	378	81	387

Income before income taxes		476,350	388,101	488,113	397,685

Income taxes (note 20)		—	—	—	—

Net income	~~W~~	476,350	388,101	$488,113	397,685

Ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,295	1,159	$1.33	1.19

Diluted ordinary income and net earnings per share in Won and U.S. dollars (note 21)	~~W~~	1,220	1,023	$1.25	1.05

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
Quarters ended March 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Cash flows from operating activities:

Net income	~~W~~	476,350	388,101	$488,113	397,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		151	139	155	142
Amortization		72	29	74	30
Provision for (reversal of) allowance for loan losses		(479)	184	(491)	188
Provision for retirement and severance benefit		283	242	289	248
Gain from equity method, net		(495,718)	(398,902)	(507,959)	(408,753)
Stock compensation costs		3,468	1,067	3,554	1,093
Decrease (increase) in other assets		240	(902)	246	(924)
Decrease in other liabilities		(4,420)	(13,254)	(4,529)	(13,581)
Retirement and severance benefit paid		(309)	(13)	(317)	(13)
Decrease in deposit for severance benefit insurance		18	88	18	90
Other, net		561	692	575	710

Net cash used in operating activities		(10,943)	(22,529)	(11,214)	(23,085)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		—	379,210	—	388,574
Decrease in loans		293,140	211,314	300,379	216,532
Decrease in fixed assets		29	—	30	—
Dividends received		445,524	—	456,526	—

		738,693	590,524	756,935	605,106

Cash used in investing activities:

Increase in equity method investment securities		(200,000)	(250,000)	(204,939)	(256,174)
Increase in fixed assets		(49)	(210)	(50)	(215)
Increase in other assets		(11)	(10)	(10)	(9)
Decrease in other liabilities		(20,596)	—	(21,105)	—

		(200,000)	(250,000)	(204,939)	(256,174)

Net cash provided by investing activities		518,037	340,304	530,831	348,708

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
Quarters ended March 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Cash flows from financing activities:

Cash provided by financing activities:

Increase in borrowings		100,000	32,000	102,470	32,790
Increase in debentures		200,000	250,000	204,939	256,174
Proceeds from disposition of treasury stock		—	499	—	511

		300,000	282,499	307,409	289,475

Cash used in financing activities:

Decrease in borrowings		(20,188)	(71,314)	(20,687)	(73,075)
Decrease in debentures		(270,000)	(180,000)	(276,668)	(184,445)
Debentures issuance cost paid		(950)	(981)	(973)	(1,005)
Dividends paid		(38,172)	(31,347)	(39,115)	(32,121)
Acquisition of treasury stock		—	(438)	—	(449)

		(329,310)	(284,080)	(337,443)	(291,095)

Net cash used in financing activities		(29,310)	(1,581)	(30,034)	(1,620)

Net increase in cash and cash equivalents		477,784	316,194	489,583	324,003

Cash and cash equivalents at beginning of period		64,374	31,145	65,964	31,914

Cash and cash equivalents at end of period	~~W~~	542,158	347,339	$555,547	355,917

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2006
(Unaudited)
(1)	General Description

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by stockholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed for the purpose of providing management services and financing to affiliated companies with ~~W~~1,461,721 million of initial capital stock and the Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of March 31, 2006, the Company has nine subsidiaries and three joint venture companies, and its capital stock consists of ~~W~~1,796,037 million in common stock and ~~W~~374,721 million in preferred stock. Details of its subsidiaries and joint venture companies are as follows:
(a)	Shinhan Bank

Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 409 branches and 162 automated teller machine locations and its capital stock amounts to ~~W~~1,224,034 million as of March 31, 2006.

(b)	Chohung Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. Its common stock was listed on the Korea Exchange on June 3, 1956; however, Chohung Bank was delisted and became a wholly-owned subsidiary of the Company on July 2, 2004.

As of March 31, 2006, Chohung Bank operates through 468 domestic branches, 70 depositary offices and four overseas branches, and its capita stock amounts to ~~W~~3,595,592 million.

Chohung Bank merged Shinhan Bank with the merge ratio of 1:3.8678 on April 1, 2006 and the newly merged bank changed its name to Shinhan Bank. Additionally, Chohung Bank entered into an agreement to spin off its credit card operation and merge with Shinhan Card Co., Ltd. Each share of Chohung Bank was converted into 0.9809 shares of Shinhan Card Co., Ltd. on April 1, 2006.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of March 31, 2006, it operates through 77 branches and its capital stock amounts to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(1)	General Description, Continued
(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. As of March 31, 2006, Shinhan Life Insurance operates through 113 branches and its capital stock amounts to ~~W~~ 200,000 million.

(e)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Business Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of March 31, 2006, Shinhan Card holds 3.03 million franchise accounts and 3.69 million credit card holders, and its capital stock amounts to ~~W~~152,847 million.

(f)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of March 31, 2006 amounts to ~~W~~80,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of March 31, 2006 amounts to ~~W~~77,644 million.

(h)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of March 31, 2006 amounts to ~~W~~3,000 million.

(i)	Shinhan Private Equity

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of March 31, 2006 amounts to ~~W~~10,000 million.

(j)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”) was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC’s capital stock as of March 31, 2006 amounts to ~~W~~40,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(1)	General Description, Continued
(k)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business. SH&C Life Insurance’s capital stock as of March 31, 2006 amounts to ~~W~~30,000 million.

(l)	Shinhan Macquarie Financial Advisory Co., Ltd.

Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Shinhan Macquarie’s capital stock as of March 31, 2006 amounts to ~~W~~1,000 million.
Details of ownership as of March 31, 2006 and December 31, 2005 are as follows:

		2006		2005
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Subsidiaries:

Shinhan Financial Group	Shinhan Bank	214,205,935	100.00	214,205,935	100.00
	Chohung Bank	719,118,429	100.00	719,118,429	100.00
	Good Morning Shinhan Securities	159,399,664	100.00	159,399,664	100.00
	Shinhan Life Insurance	40,000,000	100.00	40,000,000	100.00
	Shinhan Card	30,569,400	100.00	30,569,400	100.00
	Shinhan Capital	12,250,000	100.00	12,250,000	100.00
	Jeju Bank	9,692,369	62.40	9,692,369	62.40
	Shinhan Credit Information	600,000	100.00	600,000	100.00
	Shinhan PE	2,000,000	100.00	2,000,000	100.00
Shinhan Bank	Shinhan Finacial Group	2,420,955	0.70	2,420,955	0.70
Chohung Bank	Shinhan Finacial Group	8,985,567	2.50	8,985,567	2.50
Good Morning Shinhan Securities	Shinhan Finacial Group	203,675	0.10	203,675	0.10

Joint venture companies:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.00	4,000,001	50.00
	SH&C Life Insurance	3,000,001	50.00	3,000,001	50.00
	Shinhan Macquarie	102,000	51.00	102,000	51.00

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~975.9 to US$1, the basic exchange rate on March 31, 2006. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

The Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 18 (“Investment in Joint Venture Companies”), No. 19 (“Lease”) and No. 20 (“Related Party Disclosure”), effective from the first fiscal year beginning after December 31, 2005. Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the non-consolidated financial statements both as of and for the three-month period ended March 31, 2006 and as of and for the year ended December 31, 2005. The non-consolidated financial statements as of and for the year ended December 31, 2005, which are presented for comparative purposes, were restated to reflect the above accounting standards, which increased retained earnings and decreased equity method investment securities by ~~W~~1,731 million.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(f)	Joint Venture

Investments in jointly controlled entities are accounted for using the equity method accounting.

(g)	Fixed Assets
i)	Property and equipment

Property and equipment are stated at cost, however, assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

ii)	Intangible Assets

Other intangible assets (software in particular) are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(k)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~975.90 and ~~W~~1,013.0 to US$1, the rates of exchange on March 31, 2006 and December 31, 2005, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company for a specified price at specified times. The option exercise price is generally fixed at below the market price of underlying shares at the date of the grant. The Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received which is equal to the exercise price. However, compensation cost for cash-settled stock options shall be measured each period based on the current stock price and is recognized as an expense and a liability over the service period.

(m)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(n)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(3)	Cash and Due from Banks

As of March 31, 2006 and December 31, 2005, ~~W~~5.5 million of cash and due from banks is restricted for guarantee deposits on bank accounts, respectively.

(4)	Securities

Securities as of March 31, 2006 and December 31, 2005 consist solely of equity method investment securities and details are as follows:
(in millions of Won)

	2006
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~	4,499,971	(428,412)	228,099	(475)	58,245	4,357,428
Chohung Bank		4,251,545	—	182,005	(4,228)	(95,101)	4,334,221
Good Morning Shinhan Securities		900,138	—	20,720	—	(5,306)	915,552
Shinhan Life Insurance		737,788	—	19,295	—	6,454	763,537
Shinhan Card		221,449	—	16,006	—	—	237,455
Shinhan Capital		151,789	(15,312)	21,351	—	6,020	163,848
Jeju Bank		60,770	—	3,354	—	(355)	63,769
Shinhan Credit Information		9,263	(1,800)	451	—	—	7,914
Shinhan PE		8,741	—	(184)	—	—	8,557

		10,841,454	(445,524)	491,097	(4,703)	(30,043)	10,852,281

Joint venture companies:

Shinhan BNP Paribas ITMC		24,103	—	1,130	—	—	25,233
SH&C Life Insurance		15,513	—	1,022	—	216	16,751
Shinhan Macquarie		1,289	—	2,469	—	—	3,758

		40,905	—	4,621	—	216	45,742

	~~W~~	10,882,359	(445,524)	495,718	(4,703)	(29,827)	10,898,023

The changes in goodwill (negative goodwill) for the quarter ended March 31, 2006 are as follows:
(in millions of Won)

	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Chohung Bank	~~W~~	1,065,725	—	22,837	1,042,888
Good Morning Shinhan Securities		110,530	—	4,252	106,278
Shinhan Life Insurance		414,545	—	10,451	404,094
Jeju Bank		(4,285)	—	(172)	(4,113)

	~~W~~	1,586,515	—	37,368	1,549,147

The market values of the shares of Jeju Bank owned by the Company are ~~W~~67,265 million as of March 31, 2006 (~~W~~6,940 per share).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(4) Securities, Continued
(in millions of Won)

	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~	4,125,253	(367,210)	826,156	(1,590)	(82,638)	4,499,971
Chohung Bank		2,891,019	220,714	777,844	(1,807)	363,775	4,251,545
Good Morning Shinhan Securities		843,500	—	74,629	(30,311)	12,320	900,138
Shinhan Life Insurance		—	730,432	2,565	—	4,791	737,788
Shinhan Card		168,708	—	52,741	—	—	221,449
Shinhan Capital		122,525	(12,000)	36,418	—	4,846	151,789
Jeju Bank		53,036	—	7,825	(30)	(61)	60,770
e-Shinhan		2,887	(2,861)	—	—	(26)	—
Shinhan Credit Information		6,862	—	2,401	—	—	9,263
Shinhan PE		9,788	—	(1,047)	—	—	8,741

		8,223,578	569,075	1,779,532	(33,738)	303,007	10,841,454

Joint ventures:

Shinhan BNP Paribas ITMC		22,810	(2,400)	3,725	—	(32)	24,103
SH&C Life Insurance		14,614	—	2,680	—	(1,781)	15,513
Shinhan Macquarie		1,098	(2,446)	2,637	—	—	1,289

		38,522	(4,846)	9,042	—	(1,813)	40,905

	~~W~~	8,262,100	564,229	1,788,574	(33,738)	301,194	10,882,359

     The changes in goodwill (negative goodwill) for the year ended December 31, 2005 are as follows:
(in millions of Won)

	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Chohung Bank	~~W~~	922,468	220,714	77,457	1,065,725
Good Morning Shinhan Securities		127,534	—	17,004	110,530
Shinhan Life Insurance		—	418,029	3,484	414,545
Jeju Bank		(4,970)	—	(685)	(4,285)

	~~W~~	1,045,032	638,743	97,260	1,586,515

The market values of the shares of Jeju Bank owned by the Company are ~~W~~68,816 million as of December 31, 2005 (~~W~~7,100 per share).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(5) Loans
     (a) Loans as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Loans in Won	~~W~~	1,270,000	1,340,000	$1,301,363	1,373,092
Loans in foreign currencies		68,313	70,910	70,000	72,661
Privately placed bonds		50,000	73,140	51,235	74,946

		1,388,313	1,484,050	1,422,598	1,520,699
Less: allowance for loan losses		(6,942)	(7,420)	(7,113)	(7,603)

	~~W~~	1,381,371	1,476,630	$1,415,485	1,513,096

     (b) Details of loans as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

	Borrower	Interest rate (%)	2006		2005
Loans in Won	Shinhan Card	4.49 - 6.28	~~W~~	650,000	750,000
	Shinhan Capital	4.33 - 8.12		530,000	500,000
	Good Morning
	Shinhan Securities	5.25		70,000	70,000
	Jeju Bank	6.43		20,000	20,000

				1,270,000	1,340,000

Loans in foreign currencies	Shinhan Capital	Libor+0.9		68,313	70,910

Privately placed bonds	Shinhan Bank	7.42		50,000	50,000
	Jeju Bank	8.14		—	23,140

				50,000	73,140

			~~W~~	1,381,371	1,476,630

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(5) Loans, Continued
     (c) The maturities of loans as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

			Loans	Privately
	Loans		in foreign	placed
At March 31, 2006	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	250,000	—	—	250,000
Due after 3 months through 6 months		30,000	—	—	30,000
Due after 6 months through 12 months		230,000	29,277	—	259,277
Due after 1 year through 3 years		520,000	39,036	50,000	609,036
Thereafter		240,000	—	—	240,000

	~~W~~	1,270,000	68,313	50,000	1,388,313

(in millions of Won)

			Loans	Privately
	Loans		in foreign	placed
At December 31, 2005	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	270,000		—	270,000
Due after 3 months through 6 months		250,000	—	—	250,000
Due after 6 months through 12 months		130,000	30,390	—	160,390
Due after 1 year through 3 years		430,000	40,520	73,140	543,660
Thereafter		260,000	—	—	260,000

	~~W~~	1,340,000	70,910	73,140	1,484,050

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(6) Fixed Assets
     Fixed assets as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Property and equipment:

Vehicles	~~W~~	391	391	$401	401
Furniture and fixtures		1,360	1,391	1,393	1,425
Other		1,723	1,704	1,765	1,746

		3,474	3,486	3,559	3,572
Less: accumulated depreciation		(2,403)	(2,286)	(2,462)	(2,342)

		1,071	1,200	1,097	1,230

Intangible assets:

Other		1,018	1,090	1,043	1,117

	~~W~~	2,089	2,290	$2,140	2,347

As of March 31, 2006 and December 31, 2005, the Company maintains insurance policies covering loss and liability arising from automobile accidents.
(7) Other Assets
Other assets as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Guarantee deposits paid	~~W~~	10,082	10,082	$10,331	10,331
Accounts receivable		11,666	14,809	11,954	15,175
Accrued income		8,410	8,466	8,618	8,675
Advance payments		10	10	9	9
Prepaid expenses		127	724	130	742
Prepaid income taxes		782	577	802	591
Other		1,820	1,810	1,865	1,855

	~~W~~	32,897	36,478	$33,709	37,378

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(8) Borrowings
     (a) Borrowings as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Borrowings in Won	~~W~~	165,000	85,188	$169,075	87,292
Borrowings in foreign currencies		68,313	70,910	70,000	72,661

	~~W~~	233,313	156,098	$239,075	159,953

     (b) The maturities of borrowings as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

			Borrowings
	Borrowings		in foreign
At March 31, 2006	in Won		currencies	Total
Due in 3 months or less	~~W~~	65,000	—	65,000
Due after 3 months through 6 months		—	—	—
Due after 6 months through 12 months		—	29,277	29,277
Due after 1 year through 3 years		100,000	39,036	139,036

	~~W~~	165,000	68,313	233,313

(in millions of Won)

			Borrowings
	Borrowings		in foreign
At December 31, 2005	in Won		currencies	Total
Due in 3 months or less	~~W~~	20,188	—	20,188
Due after 3 months through 6 months		65,000	—	65,000
Due after 6 months through 12 months		—	30,390	30,390
Due after 1 year through 3 years		—	40,520	40,520

	~~W~~	85,188	70,910	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(9) Debentures
(a)	Debentures as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Debentures in Korean Won	~~W~~	2,060,000	2,130,000	$2,110,872	2,182,601
Less: discount on debentures		(4,344)	(3,957)	(4,451)	(4,055)

	~~W~~	2,055,656	2,126,043	$2,106,421	2,178,546

(b)	The maturities of debentures in Korean Won as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

	2006		2005
Due in 3 months or less	~~W~~	350,000	270,000
Due after 3 months through 6 months		30,000	350,000
Due after 6 months through 12 months		480,000	380,000
Due after 1 year through 3 years		660,000	570,000
Thereafter		540,000	560,000

	~~W~~	2,060,000	2,130,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(10) Retirement and Severance Benefits
Changes in retirement and severance benefits for the quarter ended March 31, 2006 and the year ended December 31, 2005 are as follows:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Estimated severance liability at beginning of period	~~W~~	1,379	776	$1,413	795
Provision		(309)	(137)	(317)	(140)
Payment		283	740	290	758

Estimated severance liability at end of period		1,353	1,379	1,386	1,413
Less: deposit for severance benefit insurance		(810)	(827)	(830)	(847)

Net balance at end of period	~~W~~	543	552	$556	566

(11) Other Liabilities
Other liabilities as of March 31, 2006 and December 31, 2005 consist of the following:
(in millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Withholding taxes	~~W~~	5,610	491	$5,749	503
Dividends payable		348,162	1,284	356,759	1,316
Accounts payable		699,620	20,990	716,897	21,508
Accrued expenses		22,701	19,656	23,262	20,141

	~~W~~	1,076,093	42,421	$1,102,667	43,468

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(12)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the quarters ended March 31, 2006 and 2005 are as follows:

		(in millions of Won)
Revenue earned by	Expense incurred by	2006		2005
Shinhan Financial Group	Shinhan Bank	~~W~~	1,521	986
”	Good Morning Shinhan Securities		922	623
”	Shinhan Card		9,510	13,904
”	Shinhan Capital		8,121	8,600
”	Jeju Bank		674	453

			20,748	24,566

Shinhan Bank	Shinhan Financial Group		30	31
”	Chohung Bank		1,705	10,474
”	Good Morning Shinhan Securities		177	111
”	Shinhan Life Insurance		3,263	—
”	Shinhan Card		10,916	9,106
”	Shinhan Capital		93	558
”	Jeju Bank		3	—
”	Shinhan Credit Information		49	56
”	SH&C Life Insurance		3,360	5,537
”	Shinhan BNP Paribas ITMC		273	—
Chohung Bank	Shinhan Bank		1,536	8,052
”	Shinhan Capital		—	59
”	Shinhan Card		259	506
”	Good Morning Shinhan Securities		24	50
”	Shinhan Life Insurance		5,632	—
”	SH&C Life Insurance		4,004	6,834
”	Shinhan Credit Information		6	—
Good Morning Shinhan Securities	Shinhan Bank		151	157
”	Chohung Bank		—	770
”	Shinhan Life Insurance		11	—
”	Shinhan Card		119	89
”	Shinhan BNP Paribas ITMC		56	51
”	SH&C Life Insurance		—	2
Shinhan Life Insurance	Shinhan Bank		1,034	—
”	Chohung Bank		42	—
”	Good Morning Shinhan Securities		14	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(12)	Related Party Transactions, Continued

		(in millions of Won)
Revenue earned by	Expense incurred by	2006		2005
Shinhan Card	Shinhan Bank		95	15
”	Good Morning Shinhan Securities		—	6
”	Jeju Bank		89	68
”	SH&C Life Insurance		1,148	1,172
”	Shinhan Credit Information		—	52
”	e-Shinhan		—	2
Shinhan Capital	Shinhan Bank		1,040	752
”	Chohung Bank		1,020	310
Shinhan BNP Paribas ITMC	Shinhan Bank		57	136
”	Chohung Bank		—	20
”	Shinhan Life Insurance		16	—
Jeju Bank	Shinhan Bank		—	1
”	Chohung Bank		—	7
”	Shinhan Life Insurance		88	—
”	SH&C Life Insurance		66	93
SH&C Life Insurance	Shinhan Bank		1	4
”	Chohung Bank		—	1
”	Shinhan Life Insurance		1	—
Shinhan Macquarie	Shinhan Bank		30	25
e-Shinhan	Shinhan Financial Group		—	23
”	Shinhan Bank		—	18
”	Shinhan Card		—	50
Shinhan Credit Information	Shinhan Bank		788	706
”	Chohung Bank		1,736	1,655
”	Good Morning Shinhan Securities		11	35
”	Shinhan Life Insurance		8	—
”	Shinhan Card		1,791	2,069
”	Shinhan Capital		4	2
”	Jeju Bank		32	31
Shinhan PE	Shinhan Bank		113	58

			40,891	49,754

		~~W~~	61,639	74,320

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(12)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of March 31, 2006 and December 31, 2005 are as follows:

		(in millions of Won)
Creditor	Debtor	2006		2005
Shinhan Financial Group	Shinhan Bank	~~W~~	608,112	133,982
”	Chohung Bank		4,601	3,494
”	Good Morning Shinhan Securities		71,666	71,344
”	Shinhan Life Insurance		34	—
”	Shinhan Card		654,092	755,094
”	Shinhan Capital		602,050	574,628
”	Jeju Bank		20,014	43,340
”	Shinhan Credit Information		44	112

			1,960,613	1,581,994

Shinhan Bank	Chohung Bank		100,848	12,913
”	Good Morning Shinhan Securities		11,337	5,223
”	Shinhan Life Insurance		78,626	78,707
”	Shinhan Card		49,211	42,078
”	Shinhan Capital		166	1,271
”	SH&C Life Insurance		627	595
”	Shinhan BNP Paribas ITMC		136	136
Chohung Bank	Shinhan Bank		47,132	397
”	Good Morning Shinhan Securities		—	6
”	Shinhan Life Insurance		38,233	37,790
”	Shinhan Capital		—	116
”	SH&C Life Insurance		1,024	2,719
Good Morning Shinhan Securities	Shinhan Bank		19,021	15,739
”	Chohung Bank		5,292	5,321
”	Shinhan Life Insurance		2,562	268
”	Shinhan Card		—	63
Shinhan Life Insurance	Shinhan Bank		17,939	11,502
”	Chohung Bank		5,461	3,434
”	Good Morning Shinhan Securities		173	—
”	Jeju Bank		293	14

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(12)	Related Party Transactions, Continued

		(in millions of Won)
Creditor	Debtor	2006		2005
Shinhan Card	Shinhan Financial Group		522	309
”	Shinhan Bank		3,390	12,847
”	Chohung Bank		2	—
”	Good Morning Shinhan Securities		5,241	5,326
Shinhan Card	Shinhan Life Insurance		1,186	1,016
”	Shinhan BNP Paribas ITMC		36	55
”	SH&C Life Insurance		375	508
”	Shinhan Credit Information		63	56
”	Shinhan Capital		26	42
Shinhan Capital	Shinhan Bank		77,725	81,264
”	Chohung Bank		—	3,524
Shinhan BNP Paribas ITMC	Shinhan Bank		4,224	9,207
”	Shinhan Life Insurance		505	303
”	Good Morning Shinhan Securities		3,496	3,496
Jeju Bank	Shinhan Life Insurance		32	25
”	SH&C Life Insurance		25	23
SH&C Life Insurance	Shinhan Bank		5,782	507
”	Chohung Bank		346	562
”	Shinhan Life Insurance		124	130
”	Jeju Bank		122	—
”	Shinhan Card		14	—
Shinhan Macquarie	Shinhan Bank		9,958	9,349
Shinhan Credit Information	Shinhan Bank		3,760	4,629
”	Chohung Bank		610	661
”	Shinhan Card		708	669
”	Jeju Bank		72	74
Shinhan PE	Shinhan Bank		36,103	6,990

			532,528	359,864

		~~W~~	2,493,141	1,941,858

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(12)	Related Party Transactions, Continued
(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of March 31, 2006 are as follows:

			(in millions of Won)

			Amount
Creditor	Debtor	Account	guaranteed
Shinhan Financial Group	Good Morning Shinhan Securities	Lease guarantee	~~W~~	50,000
”	SH&C Life Insurance	Guarantees for loans		7,000
Shinhan Bank	Shinhan Card	Guarantees in foreign currencies		488
”	Shinhan Capital	Letter of credit		925
”	Shinhan Finance	Guarantees for loans		13,895
Chohung Bank	Chohung Finance	Guarantees for letter of credit		7,563

			~~W~~	79,871

(d)	Compensation of key management personnel for the three-month period ended March 31, 2006 are as follows:

	(in millions of Won)

	Total
	compensation
Short-term salaries	~~W~~	1,553
Share-based benefits		3,277

	~~W~~	4,830

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(13)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of March 31, 2006 and December 31, 2005 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2006	2005	2006		2005
Assets:

Loans	$70,000	70,000	~~W~~	68,313	70,910
Other assets	473	388		462	393

	$70,473	70,388	~~W~~	68,775	71,303

Liabilities:

Borrowings	$70,000	70,000	~~W~~	68,313	70,910
Other liabilities	456	371		445	376

	$70,456	70,371	~~W~~	68,758	71,286

(14)	Commitments and Contingencies

On July 9, 2003, the Company made an agreement with the KDIC to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Under the agreement, the Company would be required to pay contingent consideration (“Earn Out Payment”) to the KDIC in relation to the earnings of Chohung Bank in the future and the details are as follows:

■ Amount	:	20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

■ Payment date	:	within 30 days after the date excess amount is determined for the fiscal year of 2006
The contingent considerations were not included in the acquisition cost, for the amount was not determinable.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(15)	Capital Stock
(a)	Details of preferred stock issued by the Company are as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 1	9,316,792	4.04	August 19, 2004 - August 18, 2006
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 6	3,500,000	7.00	July 19, 2006 - August 18, 2006
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	52,583,961

Redeemable convertible preferred stock:

Series 9 (**)	22,360,301	2.02	August 19, 2006 - August 18, 2008

	74,944,262

(*)	Based on issue price

(**)	Convertible period	: August 19, 2006 — August 18, 2007
	Conversion ratio	: 1 common share to 1 preferred share
	Conversion price in Won	: ~~W~~18,086
(b)	There are no changes in capital stock for the three-month period ended March 31, 2006; details of changes for the year ended December 31, 2005 are as follows:

		(in millions of Won, except shares)
	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2005	416,623,575	~~W~~	1,596,595	486,523	3,718,623
Share exchange	17,528,000		87,640	—	641,427
Preferred stock converted into common stock	—		111,802	(111,802)	—
Disposition of treasury stock	—		—	—	62

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721	4,360,112

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(16)	Retained Earnings
Retained earnings as of March 31, 2006 and December 31, 2005 consist of the following:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Legal reserve	~~W~~	396,928	223,722	$406,730	229,247
Retained earnings before appropriation		1,952,216	2,736,633	2,000,426	2,804,215

	~~W~~	2,349,144	2,960,355	$2,407,156	3,033,462

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(17)	Capital Adjustments
Details of capital adjustments as of March 31, 2006 and December 31, 2005 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Unrealized gain on equity method investment securities, net	~~W~~	598,802	628,629	$613,590	644,153
Stock options (note 18)		12,117	17,163	12,416	17,586

	~~W~~	610,919	645,792	$626,006	661,739

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(18)	Stock Options
(a)	Details of stock options as of March 31, 2006 and December 31, 2005 are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005	March 21, 2006
Options granted	1,004,200	1,156,300	1,301,600	2,695,200	3,296,200
Options forfeited or exercised	309,557	344,716	52,995	690,979	430,092

Options outstanding	694,643	811,584	1,248,605	2,004,221	2,866,108

Type of stock options	Cash-settled	Cash-settled	Cash-settled	Cash-settled or	Cash-settled or
	options	options	options	equity-settled	equity-settled
				options	options
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006	~~W~~38,829
Vesting period	Within four	Within four	Within three	Within four	Within four
	years after	years after	years after	years after	years after
	two years	two years	two years	three years	three years
	from grant date	from grant date	from grant date	from grant date	from grant date
Forfeited period	After six	After six	After five	After seven	After seven
	years from	years from	years from	years from	years from
	grant date	grant date	grant date	grant date	grant date

Assumptions used to determine the fair value of options:

Risk-free interest rate	—	—	—	4.07%	5.02%
Expected exercise period	—	—	—	5 years	5 years
Expected stock price volatility	—	—	—	17.92%	13.43%
Expected dividend yield	—	—	—	—	—
Expected ratios of no-exercise	—	—	—	—	—
Weighted average fair value	—	—	—	~~W~~11,201	~~W~~16,668
With respect to the stock options granted on May 25, 2004, the Company decided to pay the difference between the market price and the exercise price in cash for the three-month period ended March 31, 2006 and determined to apply the intrinsic value method to those stock options. As a result, stock options decreased by ~~W~~8,538 million (decrease in accounts receivable of W6,508 million and increase in accrued expenses of ~~W~~2,030 million).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(18)	Stock Options, Continued
(b)	Changes in stock compensation costs for the three-month period ended March 31, 2006 are as follows:

				(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	2,934	12,144	15,078
	Incurred during the period		(141)	(1,141)	(1,282)
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		4,334	19,053	23,387
	Incurred during the period		(101)	(1,496)	(1,597)
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		2,030	6,508	8,538
	Incurred during the period		3,376	10,895	14,271
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		767	7,858	8,625
	Incurred during the period		256	2,542	2,798
	To be recorded in subsequent periods		1,016	10,010	11,026

5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		79	614	693
	To be recorded in subsequent periods		5,177	41,903	47,080
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(19)	General and Administrative Expense
Details of general and administrative expense for the quarters ended March 31, 2006 and 2005 are as follows:

	(in millions of Won and thousands of U.S. dollars)
	Won			U.S. dollars (Note 2)
	2006		2005	2006	2005
Salaries	~~W~~	7,082	3,802	$7,257	3,896
Provision for retirement and severance benefits		283	242	289	248
Other employees benefits		559	255	573	261
Rental		119	108	122	110
Entertainment		212	188	217	193
Depreciation		151	139	155	142
Amortization		72	29	74	30
Bad debts		—	184	—	188
Taxes and dues		46	68	47	70
Advertising		12	—	12	—
Fees and commission		2,379	2,053	2,438	2,104
Other		669	919	686	942

	~~W~~	11,584	7,987	$11,870	8,184

(20)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in the normal tax rate of 27.5%. For the three-month periods ended March 31, 2006 and 2005, Company recognized no income tax expense.

(b)	The reconciliation of accounting income and taxable income for the three-month periods ended March 31, 2006 and 2005 is as follows:

	(in millions of Won)
	2006		2005
Net income before income tax expense	~~W~~	476,350	388,101
Permanent difference		(466,938)	(278,562)
Temporary difference		(12,299)	(110,606)

Taxable income (loss)	~~W~~	(2,887)	(1,067)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(20)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarter ended March 31, 2006 and the year ended December 31, 2005 are as follows:

				(in millions of Won)
	2006
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:

Securities	~~W~~	(3,427,679)	(461,188)	(445,524)	(3,443,343)
Retirement and severance benefits		828	—	309	519
Accrued income		(299)	(111)	(299)	(111)
Deposit for severance benefit insurance		(828)	—	(17)	(811)
Stock options		17,163	3,491	8,538	12,116
Other		(7,098)	2,250	(6,265)	1,417

		(3,417,913)	(455,558)	(443,258)	(3,430,213)

Unrealizable temporary differences on gain from equity method		3,421,190			3,436,565

Net temporary differences	~~W~~	3,277			6,352

Tax effects of temporary differences		901			1,747

Tax effects of tax loss carryforwards		—			6,077

Net tax effects	~~W~~	901			7,824

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current period.
Net tax effects W7,824 million as of March 31, 2006 are not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(20)	Income Taxes, Continued

				(in millions of Won)
	2005
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:

Securities	~~W~~	(1,371,425)	(2,050,871)	5,383	(3,427,679)
Retirement and severance benefits		466	499	137	828
Accrued income		(299)	(299)	(299)	(299)
Deposit for severance benefit insurance		(466)	(509)	(147)	(828)
Stock option		8,842	19,983	4,942	23,883
Other		(6,203)	(18,784)	(3,354)	(21,633)

		(1,369,085)	(2,049,981)	6,662	(3,425,728)

Unrealizable temporary differences on gain from equity method		1,369,044			3,421,737

Net temporary differences	~~W~~	(41)			3,277

Tax effects of temporary differences		(11)			901

Tax effects of tax loss carryforwards		—			5,284

Net tax effects	~~W~~	(11)			6,185

Tax effects recorded in financial statements	~~W~~	—			—

(*)	Amount resulting from prior year tax return is reflected in the current period.
Net tax effects W6,185 million as of December 31, 2005 are not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(21)Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the quarters ended March 31, 2006 and 2005 are as follows:
(in millions of Won, except per share)

	2006		2005
Net income for year	~~W~~	476,350	388,101
Less: extraordinary gain		—	—
dividends on preferred stock		26,377	28,391

Ordinary income available for common stock		449,973	359,710
Weighted average number of common shares outstanding		347,597,116	310,316,227

Ordinary income per share in Won		1,295	1,159

Net earnings per share in Won	~~W~~	1,295	1,159

(b)	Diluted earnings per share

For the quarter ended March 31, 2006, if convertible preferred stock and stock options were exercised, 27,230,630 shares of common stock would be issued, and if preferred stock were converted into common stock on issue date, weighted average number of common shares outstanding would be 370,547,750.

Details of diluted ordinary/net earnings per share due to dilutive effect for the quarters ended March 31, 2006 and 2005 are as follows:
(in millions of Won, except per share)

	2006		2005
Ordinary income available for common stock	~~W~~	449,973	359,710
Add: dividends on convertible preferred stock		2,014	4,029
stock compensation costs		256	153

Diluted ordinary income/net earnings		452,243	363,892
Weighted average number of common shares outstanding		370,547,750	355,586,402

Diluted ordinary income per share in Won	~~W~~	1,220	1,023

Net earnings per share in Won	~~W~~	1,220	1,023

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(21) Earnings Per Share, Continued
(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Redeemable convertible preferred stock	August 19, 2006 - August 18, 2008	22,360,301
Stock options	March 30, 2008 - March 29, 2012	2,004,221
Stock options	March 21, 2009 - March 20, 2013	2,866,108

		27,230,630

(22) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters ended March 31, 2006 and 2005 are as follows:
(in millions of Won, except per share)

	2006		2005
Changes in capital adjustments due to equity method application	~~W~~	29,827	286,987
Changes in retained earnings due to equity method application		4,703	1,455
Stock options recorded as accounts receivable		3,352	1,291
Dividends payable charged to retained earnings		385,049	347,890
Redeemable preferred stock recorded as accounts payable		697,807	—
Appropriation of retained earnings		173,207	105,030

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(23) Condensed Financial Statements of Subsidiaries and Joint Venture Companies
(a)	Balance sheets

Condensed balance sheets of subsidiaries and joint venture companies as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	78,443,209	73,981,985	4,461,224
Chohung Bank		68,043,024	64,099,306	3,943,718
Good Morning Shinhan Securities		3,659,237	2,878,731	780,506
Shinhan Life Insurance		5,298,599	4,943,634	354,965
Shinhan Card		1,456,301	1,222,096	234,205
Shinhan Capital		1,531,376	1,370,520	160,856
Shinhan BNP Paribas ITMC		55,784	5,320	50,464
Jeju Bank		2,051,981	1,927,797	124,184
SH&C Life Insurance		779,750	746,247	33,503
Shinhan Macquarie		24,073	16,557	7,516
Shinhan Credit Information		10,442	2,528	7,914
Shinhan PE		8,670	113	8,557

	~~W~~	161,362,446	151,194,834	10,167,612

(in millions of Won)

	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,641,968	71,042,501	4,599,467
Chohung Bank		66,609,526	62,783,304	3,826,222
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNP Paribas ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741

	~~W~~	157,042,190	146,951,724	10,090,466

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(23) Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Earnings

Condensed statements of earnings of subsidiaries and joint venture companies for the quarters ended March 31, 2006 and 2005 are as follows:
(in millions of Won)

	2006
	Operating		Operating	Operating	Ordinary income	Net income
Subsidiaries	revenue		expense	income (loss)	(loss)	(loss)
Shinhan Bank	~~W~~	1,934,566	1,616,883	317,683	367,025	228,099
Chohung Bank		2,330,087	2,053,667	276,420	272,090	200,865
Good Morning Shinhan Securities		221,423	187,271	34,152	34,426	25,074
Shinhan Life Insurance		547,677	512,909	34,768	41,161	30,013
Shinhan Card		107,174	82,634	24,540	24,080	16,506
Shinhan Capital		65,439	45,882	19,557	26,128	21,215
Shinhan BNP Paribas ITMC		5,663	2,510	3,153	3,152	2,260
Jeju Bank		33,999	29,531	4,468	5,348	5,244
SH&C life Insurance		14,627	16,247	(1,620)	1,448	2,044
Shinhan Macquarie		13,885	6,845	7,040	7,622	4,988
Shinhan Credit Information		5,857	5,294	563	637	468
Shinhan PE		740	958	(218)	(171)	(261)

	~~W~~	5,281,137	4,560,631	720,506	782,946	536,515

(in millions of Won)

	2005
	Operating		Operating	Operating	Ordinary income	Net income
Subsidiaries	revenue		expense	income (loss)	(loss)	(loss)
Shinhan Bank	~~W~~	1,949,106	1,703,044	246,062	295,781	218,347
Chohung Bank		2,350,672	2,249,669	101,003	126,400	125,908
Good Morning Shinhan Securities		185,550	172,405	13,145	15,068	10,833
Shinhan Life Insurance		99,973	87,145	12,828	12,739	12,739
Shinhan Card		58,419	42,858	15,561	15,832	11,383
Shinhan Capital		4,159	2,032	2,127	2,417	1,729
Shinhan BNP Paribas ITMC		31,286	27,175	4,111	4,567	4,567
Jeju Bank		11,210	11,450	(240)	981	981
SH&C life Insurance		606	681	(75)	(58)	(58)
Shinhan Macquarie		14,695	8,042	6,653	6,602	4,618
Shinhan Credit Information		5,907	4,865	1,042	1,056	769
Shinhan PE		—	293	(293)	(235)	(235)

	~~W~~	4,711,583	4,309,659	401,924	481,150	391,581

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(24) Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies
(a)	The financing status of the Company and its subsidiaries as of March 31, 2006 and December 31, 2005are as follows:
(in millions of Won)

	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	233,313	2,055,656	2,288,969
Shinhan Bank		43,700,733	9,848,839	13,652,818	67,202,390
Chohung Bank		38,789,273	5,427,874	8,528,879	52,746,026
Good Morning Shinhan Securities		772,649	682,316	—	1,454,965
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	929,200	179,512	1,108,712
Shinhan Capital		—	873,054	321,317	1,194,371
Jeju Bank		1,687,591	90,669	11,860	1,790,120

	~~W~~	84,950,246	18,132,265	24,750,042	127,832,553

(*)	Net of discount on debentures
(in millions of Won)

	2005
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	156,098	2,126,043	2,282,141
Shinhan Bank		43,996,904	9,096,330	12,327,937	65,421,171
Chohung Bank		41,404,815	5,788,793	7,848,891	55,042,499
Good Morning Shinhan Securities		913,795	829,425	—	1,743,220
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	1,025,500	179,544	1,205,044
Shinhan Capital		—	721,885	345,201	1,067,086
Jeju Bank		1,681,985	89,689	35,000	1,806,674

	~~W~~	87,997,499	17,754,720	22,862,616	128,614,835

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(24)	Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies, Continued
(b)	The operating status of the Company and its subsidiaries as of March 31, 2006 and December 31, 2005 are as follows:
(in millions of Won)

	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,381,371	10,898,023	542,158	12,821,552
Shinhan Bank		56,189,093	14,021,292	2,927,410	73,137,795
Chohung Bank		44,719,071	10,302,053	1,244,556	56,265,680
Good Morning Shinhan Securities		385,165	2,017,430	795,170	3,197,765
Shinhan Life Insurance		1,298,055	2,276,283	414,919	3,989,257
Shinhan Card		1,077,270	235	1,682	1,079,187
Shinhan Capital		1,159,932	168,483	109,399	1,437,814
Shinhan BNP Paribas ITMC		1,492	10,306	35,848	47,646
Jeju Bank		1,449,521	360,639	83,565	1,893,725
SH&C Life Insurance		6,086	48,770	1,738	56,594
Shinhan Macquarie		—	—	9,903	9,903
Shinhan Credit Information		—	—	4,729	4,729
Shinhan PE		—	846	6,967	7,813

	~~W~~	107,667,056	40,104,360	6,178,044	153,949,460

(*)	Net of allowance for loan losses and present value discounts
(in millions of Won)

	2005
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,476,630	10,882,359	64,374	12,423,363
Shinhan Bank		55,191,023	13,289,065	2,301,465	70,781,553
Chohung Bank		44,648,308	10,644,933	2,171,777	57,465,018
Good Morning Shinhan Securities		302,457	2,161,569	921,164	3,385,190
Shinhan Life Insurance		1,377,904	2,034,360	421,028	3,833,292
Shinhan Card		1,479,533	414	5,876	1,485,823
Shinhan Capital		1,061,971	131,623	115,388	1,308,982
Shinhan BNP Paribas ITMC		620	10,307	34,098	45,025
Jeju Bank		1,416,748	348,658	108,971	1,874,377
SH&C Life Insurance		372	48,023	23,031	71,426
Shinhan Macquarie		—	—	9,318	9,318
Shinhan Credit Information		—	—	6,011	6,011
Shinhan PE		—	846	6,967	7,813

	~~W~~	106,955,566	39,552,157	6,189,468	152,697,191

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(25)	Contribution of Subsidiaries and Joint Venture Companies to the Company’s Net Income
Effects under the equity method on the Company’s net income for the quarters ended March 31, 2006 and 2005 are as follows:
(in millions of Won, except ratio)

	2006			2005
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	228,099	46.01	~~W~~	218,347	54.74
Chohung Bank		182,005	36.72		142,521	35.73
Good Morning Shinhan Securities		20,720	4.18		6,829	1.71
Shinhan Life Insurance		19,295	3.89		—	—
Shinhan Card		16,006	3.23		12,489	3.13
Shinhan Capital		21,351	4.30		11,466	2.87
Shinhan BNP Paribas ITMC		1,130	0.23		865	0.22
Jeju Bank		3,354	0.68		3,047	0.76
SH&C Life Insurance		1,022	0.21		490	0.12
e-Shinhan		—	—		(42)	(0.01)
Shinhan Macquarie		2,469	0.50		2,355	0.59
Shinhan Credit Information		451	0.09		769	0.19
Shinhan PE		(184)	(0.04)		(234)	(0.05)

		495,718	100.00		398,902	100.00

Other income		23,904			28,196
Other expense		(43,272)			(38,997)

Net income for period	~~W~~	476,350		~~W~~	388,101

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
March 31, 2006
(Unaudited)
(26)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Venture Companies
Changes in allowance for loan losses of the Company its subsidiaries and joint ventrure companies for the quarter ended March 31, 2006 and the year ended December 31, 2005 are as follows:
(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(478)	6,942
Shinhan Bank		683,557	45,291	728,848
Chohung Bank		889,272	107,985	997,257
Good Morning Shinhan Securities		27,256	1,629	28,885
Shinhan Life Insurance		17,740	(246)	17,494
Shinhan Card		67,400	(3,564)	63,836
Shinhan Capital		30,373	188	30,561
Shinhan BNP Paribas ITMC		18	3	21
Jeju Bank		25,146	(846)	24,300
SH&C Life Insurance		46	1	47
Shinhan Macquarie		3	115	118
Shinhan Credit Information		1	—	1

	~~W~~	1,748,232	150,078	1,898,310

(in millions of Won)

	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,794	(1,374)	7,420
Shinhan Bank		743,506	(59,949)	683,557
Chohung Bank		1,006,721	(117,449)	889,272
Good Morning Shinhan Securities		29,416	(2,160)	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		47,831	19,569	67,400
Shinhan Capital		27,021	3,352	30,373
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(6,999)	25,146
SH&C Life Insurance		15	31	46
Shinhan Macquarie		53	(50)	3
Shinhan Credit Information		—	1	1

	~~W~~	1,895,515	(147,283)	1,748,232